SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2018

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young to the incorporation by reference of these financial statements into the AES Corporation’s Forms S-8 Registration Statements relating to the Plan (Registration No’s. 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242) is set forth hereto as Exhibit 23.1. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. 1350, is attached hereto as Exhibit 99.1.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Employees’ Thrift Plan of Indianapolis
Power & Light Company
December 31, 2018 and 2017,
and Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

Employees’ Thrift Plan of Indianapolis Power & Light Company
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017, and Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator (the Employees’ Pension and Benefits Committee) of the Employees’ Thrift Plan of Indianapolis Power & Light Company

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since 2008
Indianapolis, Indiana
June 25, 2019

Employees' Thrift Plan of Indianapolis Power & Light Company

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments - at fair value	$162,353,320	$177,562,567

Receivables:
Notes receivable from participants	3,659,013	3,788,406

Total assets	166,012,333	181,350,973

Net assets available for benefits	$166,012,333	$181,350,973

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions
Investment income:
Interest and dividends	$2,367,600

Interest income on notes receivable from participants	180,937

Contributions:
Participants	6,671,451
Rollovers	130,942
Employer	3,295,780
10,098,173

Total additions	12,646,710

Deductions
Net depreciation in fair value of investments	5,902,260
Benefit payments	22,011,279
Administrative expenses	71,811
Total deductions	27,985,350

Net decrease	15,338,640

Net assets available for benefits:
Beginning of year	181,350,973
End of year	$166,012,333

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2018

1. Description of the Plan
The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (IPL) is the plan sponsor. Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions.
General
The Plan is administered by the Employees’ Pension and Benefits Committee (the Pension Committee), which is a committee as appointed from time to time by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment. Eligible participants are automatically enrolled in the Plan after 30 days unless they affirmatively decline to participate. The Plan’s trustee and record-keeper of the Plan’s assets is T. Rowe Price Trust Company (T. Rowe Price). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). Employees have the option of contributing anywhere from 1% to 50% of base compensation, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax” or “After Tax” option. If automatically enrolled, a participant's deferral is set to 4% of eligible compensation until changed by the participant. Participants who are automatically enrolled have their contributions invested in the applicable lifecycle fund based on their age until they change their election. Employer-matching contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees; and 4% for other eligible employees. These employer-matching contributions are invested in the same funds the employee elects to have his/her contributions invested in. Certain union employees are also eligible to receive an annual lump-sum company contribution at the discretion of the plan sponsor’s president. Annual lump-sum contributions of $118,080 and $102,135 were made in 2018 and 2017, respectively. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).
Participant Accounts
Each participant’s account is credited with the participant’s contribution, IPL’s matching contribution, and any additional employer contributions as provided under the Plan. Participants have the option of investing their contributions in one or any combination of the available funds, which includes a self-directed brokerage account. Allocations of the Plan’s earnings and losses are based on individual account balances relative to total account balances as of the valuation dates. Participant fund transfers are subject

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2018

to certain restrictions as outlined in the summary plan description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.
Vesting
Employee before and after tax contributions are non-forfeitable and fully vested at all times. All eligible employees (including union and nonunion employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service related to employer contributions.
Employee Stock Ownership Plan
The portion of the Plan invested in AES common stock is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. Under the ESOP provisions, participants have the option to either receive, in cash, the distribution of dividends from AES or to reinvest the dividends in AES common stock. Effective March 1, 2018, the AES Common Stock investment option is closed to future contributions.
Forfeitures
Termination of employment before the five-year vesting requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer-matching contributions. Unallocated forfeiture balances as of December 31, 2018 and 2017, were $25,996 and $15,908, respectively, and forfeitures used to reduce employer contributions for 2018 and 2017 were $9,769 and $16,049, respectively.
Payment of Benefits
Upon separation from service with IPL due to death, disability, retirement, or termination, a participant, or the participant’s beneficiary, may elect to receive either a lump-sum distribution, or elect an automatic rollover to an individual retirement account, or the participant has the option of maintaining the account until reaching the age of 70½ years; however, all distributions must be made in one lump-sum payment unless the participant has met his/her “required beginning date” allowing the participant to take annual installments of distributions. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his/her vested account balance in December of that respective year.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2018

Plan Assets
Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship, or age 59½ withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan. Participants make requests for distributions directly with the record-keeper except for certain loans and refunds of participant contributions, which require approval from the Benefits Department of IPL. The Payroll and Benefits Departments of IPL conduct day-to-day activities of the Plan at the designation of the Pension Committee.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by IPL are excluded from these financial statements. Most permittable plan expenses are paid by plan participants.
Participant Loans
Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The available loan amount is reduced by the highest outstanding loan balance during the one-year period preceding the date the loan is made. The period of repayment of the loan can vary but generally will not exceed five years, except for loans used to purchase or construct a principal residence where the repayment period will not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are normally paid through payroll deductions. Plan participants have the ability to pay off their loans at any time directly with the Plan’s record-keeper. Participants who separate from service with a loan balance outstanding have the option to either pay off their loan or make monthly payment arrangements directly with the Plan’s record-keeper. Once participants have separated from service, they are prohibited from taking out any new loans. A participant may not have more than four loans outstanding at any point in time.
Plan Termination
Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2018

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
New Accounting Pronouncements
In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. This ASU is effective for years ending on or after December 15, 2019 with early adoption permitted. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2018

of the investments. Management is currently evaluating the effect that the provisions of ASU 2018-09 will have on the Plan’s financial statements.
3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of investments measured at fair value by the Plan:
AES Common Stock: AES common stock is valued at the closing price reported on the active market on which AES common stock is traded.
Mutual Funds: Mutual funds, including money market funds and the self-directed brokerage accounts, are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.
Common/Collective Trusts (CCTs): Valued at net asset value provided by the administrator of the funds.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2018

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There have been no changes from prior years in techniques and inputs used to determine fair value. Transfers between levels, if any, are recorded as of the date the transfer occurred. There were no transfers between Levels 1, 2 and 3 during 2018 or 2017.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
AES common stock	$10,615,970	$—	$—	$10,615,970
Mutual funds	26,609,822	—	—	26,609,822
Self-directed brokerage mutual funds	1,063,420	—	—	1,063,420
	$38,289,212	$—	$—	38,289,212
Common/collective trusts measured at net asset value:
Stable value trust fund (a)				17,368,356
Target date retirement trust funds (b)				106,695,752
Total assets at fair value				$162,353,320

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
AES common stock	$11,537,909	$—	$—	$11,537,909
Mutual funds	29,532,023	—	—	29,532,023
Self-directed brokerage mutual funds	2,202,099	—	—	2,202,099
	$43,272,031	$—	$—	43,272,031
Common/collective trusts measured at net asset value:
Stable value trust fund (a)				18,193,121
Target date retirement trust funds (b)				116,097,415
Total assets at fair value				$177,562,567

(a)
This category includes a common/collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. The fund primarily invests in guaranteed investment contracts, bank investment contracts, synthetic investment contracts and separate account contracts as determined by the trust. Participant directed-redemptions have no restrictions;

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2018

however, the Plan is required to provide a 12-month redemption notice to liquidate its entire share in the fund.

(b)
This category includes target date retirement trust funds with target dates ranging from 2005 to 2060 in five year increments. These trusts seek to provide the highest total return over time consistent with an emphasis on both capital growth and income. These trusts invest in underlying commingled T Rowe Price Trusts, each one emphasizing a different market sector. Participant directed-redemptions have no restrictions; however, the Plan is required to provide a 90-day redemption notice to liquidate its entire share in any fund.

4. Related Party and Party-in-Interest Transaction

One of the Plan’s investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, all investment transactions involving AES common stock qualify as party-in-interest transactions. However, the transactions are exempt from the prohibited transactions rules under ERISA. During 2018 and 2017, the Plan received $414,337 and $497,821 in common stock dividends from AES, respectively.

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (MSA) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust fund service providers for services T. Rowe Price provides to the funds. This revenue is used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan.

If the revenue received by T. Rowe Price from such mutual fund or collective trust fund service providers exceeds the amount owed under the MSA, T. Rowe Price remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2018 and 2017, $59,673 and $267,697, respectively, was remitted to the Plan's trust. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2018

6. Tax Status

The Plan has received a determination letter from the IRS dated August 17, 2017 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained by examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

Employees' Thrift Plan of Indianapolis Power & Light Company
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN 35-0413620 Plan #003
December 31, 2018

Party-in-interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
(a)	(b)	(c)		(d)	(e)
	Money Market Mutual Funds:
*	T. Rowe Price Trust Company	TRP Government Money Market Fund	26,414	**	26,414
	Fidelity Investments	Fidelity Govt. Money Market Fund	1,125,985	**	1,125,985
	Total Money Market Mutual Funds				1,152,399

	Mutual Funds:
	Fidelity Investments	Fidelity Extended Market Index Fund	57,591	**	3,059,241
	American Funds	American Washington Mutual Investment	95,969	**	3,943,361
	Harbor Funds	Harbor Capital Appreciation Institutional	105,100	**	6,512,027
	Charles Schwab	Self-Directed Brokerage Mutual Funds	—	**	1,063,420
	American Funds	American EuroPacific Growth Fund	54,753	**	2,463,322
	BlackRock Funds	BlackRock Inflation Protected Bond Fund	61,085	**	615,124
	PIMCO Funds	PIMCO Total Return Fund	191,653	**	1,903,113
	Vanguard	Vanguard Institutional Index Fund	26,084	**	5,935,367
	Vanguard	Vanguard Intermediate TM Treasury Index Fund	38,595	**	1,025,868
	Total Mutual Funds				26,520,843

	Common/Collective Trusts:
*	T. Rowe Price Trust Company	TRP Stable Value Fund - N	17,368,356	**	17,368,356
*	T. Rowe Price Trust Company	Retirement 2005 TR Fund	53,089	**	764,487
*	T. Rowe Price Trust Company	Retirement 2010 TR Fund	20,812	**	311,557
*	T. Rowe Price Trust Company	Retirement 2015 TR Fund	501,924	**	7,965,532
*	T. Rowe Price Trust Company	Retirement 2020 TR Fund	1,434,981	**	23,992,888
*	T. Rowe Price Trust Company	Retirement 2025 TR Fund	1,695,179	**	29,665,628
*	T. Rowe Price Trust Company	Retirement 2030 TR Fund	1,172,053	**	21,331,367
*	T. Rowe Price Trust Company	Retirement 2035 TR Fund	501,702	**	9,381,820
*	T. Rowe Price Trust Company	Retirement 2040 TR Fund	281,784	**	5,362,359
*	T. Rowe Price Trust Company	Retirement 2045 TR Fund	178,224	**	3,395,172
*	T. Rowe Price Trust Company	Retirement 2050 TR Fund	129,934	**	2,473,939
*	T. Rowe Price Trust Company	Retirement 2055 TR Fund	76,492	**	1,456,409
*	T. Rowe Price Trust Company	Retirement 2060 TR Fund	48,817	**	594,594
	Total Common/Collective Trusts				124,064,108

	Stock:
*	The AES Corporation	The AES Corporation Common Stock	734,161	**	10,615,970

	Notes Receivable from Participants:
	Participant Loans	Interest rates from 4.25% to 6.50% with various maturities through March 2028			3,659,013
	Total				$166,012,333

	* Party-in-interest.
	** Participant-directed investment, cost not required.